TSX, NYSE - HBM 2021 No. 18

25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel 416 362-8181 fax 416 362-7844 hudbay.com	News Release

Hudbay Announces Second Quarter 2021 Results

Toronto, Ontario, August 9, 2021 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE:HBM) today released its second quarter 2021 financial results. All amounts are in U.S. dollars, unless otherwise noted.

Second Quarter Operating and Financial Results

  Generated $404.2 million in revenue, $132.8 million of operating cash flow before change in non-cash working capital and $143.2 million of adjusted EBITDA[i] in the second quarter of 2021 from higher realized metal prices and higher copper and precious metals sales volumes, partially offset by lower zinc sales volumes.
  Consolidated copper production in the second quarter was 23,474 tonnes at cash cost and sustaining cash cost per pound of copper produced, net of by-product creditsi, of $0.84 and $2.25, respectively. Consolidated gold production increased to 39,848 ounces in the second quarter, a record for Hudbay.
  Second quarter Peru production was boosted by higher metal recoveries and initial production from Pampacancha in April 2021. Pampacancha production continues to ramp up in line with the recently published Constancia mine plan, which contemplates an increase in average annual copper production to approximately 102,000 tonnes over the next eight years starting in 2022.
  Second quarter Manitoba metal production was impacted by lower copper and zinc grades, lower precious metal recoveries and production interruptions.
  On track to meet annual guidance for copper, zinc and precious metals production, consolidated sustaining capital expenditures, and Manitoba unit operating costs in 2021. After adjusting for unbudgeted COVID-related costs in Peru, full year unit operating costs for Peru are expected to be within the 2021 guidance range.
  Second quarter net loss and loss per share were $3.4 million and $0.01, respectively. After adjusting for the net mark-to-market loss on financial instruments, amongst other items, second quarter adjusted net earningsi per share were $0.02.
  Cash and cash equivalents decreased during the second quarter to $294.3 million, as at June 30, 2021, mainly as a result of $100.6 million of capital investments primarily for the construction of the New Britannia refurbishment project and sustaining capital expenditures, partially offset by cash generated from operations.
  On June 19, a worker employed by a service provider at the Lalor mine was fatally injured from a fall while working at height. The company is undertaking a number of initiatives to learn from this tragic incident.

Executing on Growth Initiatives

  New Britannia project continues to track ahead of the original schedule with approximately 95% of the project completed at the end of July. New Britannia gold circuit commissioning completed in July 2021 and first gold pour is expected in August, ahead of the original schedule. Annual gold production from Lalor and the Snow Lake operations is expected to increase to over 180,000 ounces at average cash cost and sustaining cash cost, net of by-product credits, of $412 and $788 per ounce of gold, respectively, during the first six full years of operation starting in 2022.

TSX, NYSE - HBM 2021 No. 18

  Due to additional costs and COVID-19 related impacts, approximately $20 million in additional growth capital is expected to be spent this year at New Britannia and 2021 growth capital guidance has been revised accordingly.
  Following the finalization of the remaining land user agreement for Pampacancha, first production was achieved in April, consistent with the recently published mine plan.
  Completed 85,000 feet of drilling at the Copper World property in Arizona in the first half of the year and the company remains on track to complete an initial inferred resource estimate before the end of the year and a preliminary economic assessment in the first half of 2022.
  Released the 18th Annual Sustainability Report in May 2021 discussing Hudbay's key accomplishments and initiatives in 2020, how the company manages the social, environmental and economic risks, impacts and opportunities associated with its activities, and the importance of continuous improvement in these areas for the company's long-term success.

"We are deeply saddened by the fatality at our Lalor mine in June and we are committed more than ever to our objective of zero harm across the organization," said Peter Kukielski, President and Chief Executive Officer. "Operationally, our second quarter results benefited from higher production at our Peru operations after the successful ramp up of mining activities at Pampacancha during the quarter. We also expect to achieve our first gold pour at the New Britannia mill this month, ahead of the original schedule, which together with the startup of Pampacancha, is expected to result in increased cash flows from these high-return investments starting in the second half of 2021. COVID-19 continues to have an impact our operations, but we remain focused on managing these impacts while continuing to execute our growth initiatives and focusing on operating safely and efficiently."

Summary of Second Quarter Results

Cash generated from operating activities in the second quarter of 2021 increased to $96.4 million compared to $51.8 million in the first quarter of 2021. Operating cash flow before change in non-cash working capital was $132.8 million during the second quarter of 2021, reflecting an increase of $42.1 million compared to the first quarter of 2021. The increase in operating cash flow is primarily the result of higher realized metal prices and higher copper and precious metals sales volumes, partially offset by lower zinc sales volumes.

Consolidated copper production in the second quarter of 2021 was 23,474 tonnes, a 4% decrease from the first quarter of 2021, primarily as a result of lower copper grades in Manitoba, partially offset by higher throughput in Peru. Consolidated gold production in the second quarter of 2021 was 39,848 ounces, an increase of 12% versus the first quarter of 2021, due to record gold production in Peru as mining from the high-grade Pampacancha deposit commenced in the quarter. Consolidated zinc production in the quarter decreased by 23% while silver production decreased by 2% versus the first quarter, primarily as a result of lower grades and recoveries.

In the second quarter of 2021, consolidated cash cost per pound of copper produced, net of by-product creditsi, was $0.84, compared to $1.04 in the first quarter of 2021. This decrease was mainly a result of higher by-product credits. Sustaining cash cost per pound of copper produced, net of by-product creditsi, increased to $2.25 in the second quarter of 2021, from $2.16 in the same period in 2020 primarily due to higher sustaining capital expenditures, partially offset by higher by-product credits. Hudbay continues to expect consolidated cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, to be within the guidance ranges for 2021.

Net loss and loss per share in the second quarter of 2021 were $3.4 million and $0.01, respectively, compared to a net loss and loss per share of $60.1 million and $0.23, respectively, in the first quarter of 2021. Second quarter earnings benefited from higher realized prices of copper, zinc and gold, combined with higher copper and precious metals sales volumes, which were partially offset by lower zinc sales volumes and higher tax expenses.

TSX, NYSE - HBM 2021 No. 18

Adjusted net earningsi and adjusted net earnings per sharei in the second quarter of 2021 were $5.4 million and $0.02 per share after adjusting for the net mark-to-market loss on financial instruments among other items. This compares to an adjusted net loss and adjusted net loss per share of $16.1 million and $0.06 per share in the first quarter of 2021. Second quarter adjusted EBITDAi was $143.2 million, compared to $104.2 million in the first quarter of 2021. As previously disclosed, sales volumes in the first quarter of 2021 were impacted by shipping delays in Peru and Manitoba, resulting in the delayed parcels being recognized as revenue in the second quarter of 2021.

As at June 30, 2021, Hudbay's liquidity includes $294.3 million in cash and cash equivalents as well as undrawn availability of $295.2 million under its credit facilities. The company expects that the current liquidity together with cash flows from operations will be sufficient to meet its liquidity needs for the foreseeable future.

Financial Condition ($000s)	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020
Cash and cash equivalents	294,287	310,564	439,135
Total long-term debt	1,181,195	1,180,798	1,135,675
Net debt[1]	886,908	870,234	696,540
Working capital	219,799	236,281	306,888
Total assets	4,587,827	4,549,196	4,666,645
Equity	1,658,924	1,660,250	1,699,806

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

Consolidated Financial Performance		Three Months Ended
		Jun. 30, 2021	Mar. 31, 2021	Jun. 30, 2020
Revenue	$000s	404,242	313,624	208,913
Cost of sales	$000s	322,060	261,112	221,567
Earnings (loss) before tax	$000s	14,819	(69,592)	(74,604)
Earnings (loss)	$000s	(3,395)	(60,102)	(51,901)
Basic and diluted earnings (loss) per share	$/share	(0.01)	(0.23)	(0.20)
Adjusted earnings (loss) per share[1]	$/share	0.02	(0.06)	(0.15)
Operating cash flow before change in non-cash working capital	$ millions	132.8	90.7	29.5
Adjusted EBITDA[1]	$ millions	143.2	104.2	49.1

[1] Adjusted loss per share and adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

TSX, NYSE - HBM 2021 No. 18

Consolidated Production and Cost Performance		Three Months Ended
		Jun. 30, 2021	Mar. 31, 2021	Jun. 30, 2020
Contained metal in concentrate produced[1]
Copper	tonnes	23,474	24,553	18,026
Gold	ounces	39,848	35,500	32,614
Silver	ounces	685,916	696,673	580,817
Zinc	tonnes	21,538	27,940	31,222
Molybdenum	tonnes	295	294	124
Payable metal in concentrate sold
Copper	tonnes	25,176	20,929	15,951
Gold	ounces	38,205	25,383	30,590
Silver	ounces	577,507	509,760	541,785
Zinc[2]	tonnes	25,361	28,343	27,604
Molybdenum	tonnes	265	284	120
Consolidated cash cost per pound of copper produced[3]
Cash cost	$/lb	0.84	1.04	0.29
Peru	$/lb	1.85	1.82	1.31
Manitoba	$/lb	(3.51)	(1.04)	(1.51)
Sustaining cash cost	$/lb	2.25	2.16	1.59
Peru	$/lb	2.69	2.36	1.84
Manitoba	$/lb	0.36	1.62	1.16
All-in sustaining cash cost	$/lb	2.48	2.37	1.91

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

2 Includes refined zinc metal sold and payable zinc in concentrate sold.

3 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

TSX, NYSE - HBM 2021 No. 18

Peru Operations Review

Peru Operations		Three Months Ended
		Jun. 30, 2021	Mar. 31, 2021	Jun. 30, 2020
Constancia ore mined[1]	tonnes	8,016,373	7,747,466	2,775,286
Copper	%	0.30	0.30	0.34
Gold	g/tonne	0.04	0.04	0.04
Silver	g/tonne	3.02	2.90	2.90
Molybdenum		0.01	0.01	0.02
Pampacancha ore mined	tonnes	982,992	-	-
Copper	%	0.26	-	-
Gold	g/tonne	0.27	-	-
Silver	g/tonne	4.43	-	-
Molybdenum		0.01	-	-
Ore milled	tonnes	7,413,043	6,362,752	4,355,482
Copper	%	0.31	0.33	0.34
Gold	g/tonne	0.07	0.04	0.04
Silver	g/tonne	2.88	2.84	3.04
Molybdenum		0.01	0.01	0.01
Copper recovery	%	83.3	84.1	76.6
Gold recovery	%	62.2	52.0	43.4
Silver recovery	%	68.2	69.9	59.6
Molybdenum recovery		33.3	33.4	19.9
Contained metal in concentrate
Copper	tonnes	19,058	17,827	11,504
Gold	ounces	10,220	4,638	2,311
Silver	ounces	468,057	405,714	253,687
Molybdenum	tonnes	295	294	124
Payable metal sold
Copper	tonnes	19,946	14,836	9,023
Gold	ounces	5,638	2,963	1,317
Silver	ounces	315,064	337,612	242,519
Molybdenum	tonnes	265	284	120
Combined unit operating cost[2,3],4	$/tonne	11.25	12.46	7.77
Cash cost[4]	$/lb	1.85	1.82	1.31
Sustaining cash cost[4]	$/lb	2.69	2.36	1.84

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

3 Includes COVID-related costs of approximately $6.3 million, or $0.85 per tonne, during the three months ended June 30, 2021 and $4.6 million, or $0.72 per tonne, during the first quarter of 2021.

4Combined unit cost, cash cost and sustaining cash cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

Despite recent notable improvements in COVID-19-related statistics in Peru, the Constancia team continues to adhere to strict COVID-19 measures and controls to ensure the safety of Hudbay's workforce, partners and the communities in which it operates. This has allowed Constancia to maintain strong operations, although it has resulted in increased unit operating costs.

TSX, NYSE - HBM 2021 No. 18

During the second quarter 2021, the Constancia operations produced 19,058 tonnes of copper, 10,220 ounces of gold, 468,057 ounces of silver and 295 tonnes of molybdenum. Production was higher than the first quarter of 2021 primarily as a result of increased throughput and improved gold grades and recoveries compared to the first quarter. Other than molybdenum, which is expected to fall slightly below the 2021 guidance range but in line with the recently published mine plan, Hudbay expects the production of all remaining metals in Peru to be in line with the 2021 full year guidance.

Ore mined during the second quarter of 2021 increased 16% from the first quarter of 2021 as a result of strong operational efficiencies and a smooth ramp up at Pampacancha. Following the finalization of the remaining land user agreement, Pampacancha achieved first production in April, consistent with the company's recently published mine plan. Due to its short ramp-up period, Pampacancha also achieved commercial production in April 2021. Ore milled during the second quarter of 2021 was 17% higher than the first quarter of 2021 as the prior period was impacted by a scheduled mill maintenance shutdown, offset slightly by increased ore hardness in the most recent quarter. Milled grades for copper were lower than the prior quarter, in line with the mine plan, and milled gold grades increased by 75% due to higher gold head grades from Pampacancha. During the second quarter of 2021, Constancia achieved record gold recoveries primarily due to significantly higher head grades from Pampacancha.

Combined mine, mill and G&A unit operating costs in the second quarter of 2021 were $11.25 per tonne, and lower than the first quarter of 2021, primarily due to a higher volume of ore milled, partially offset by higher costs associated with COVID-19 protocols. COVID-related costs in Peru of $6.3 million in the second quarter were higher than budgeted and are expected to continue at a similar run rate for the remainder of the year. Unit operating costs in the second quarter were $10.40 per tonne excluding these COVID-related costs. Hudbay expects Peru unit operating costs to be in line with the 2021 guidance range after adjusting for unbudgeted COVID-related costs.

Peru's cash cost per pound of copper produced, net of by-product credits, in the second quarter of 2021 was $1.85, relatively unchanged from the previous quarter. Higher mining costs and higher general and administrative costs from enhanced COVID-19 protocols were generally offset by lower milling costs and higher gold by-product credits. Peru's sustaining cash cost per pound of copper produced, net of by-product credits, in the first quarter of 2021 increased to $2.69, compared to $2.36 in the first quarter of 2021, due to same factors noted above affecting cash costs, offset by higher sustaining capital expenditures.

TSX, NYSE - HBM 2021 No. 18

Manitoba Operations Review

Manitoba Operations		Three Months Ended
		Jun. 30, 2021	Mar. 31, 2021	Jun. 30, 2020
Lalor ore mined	tonnes	356,951	421,602	407,408
Copper	%	0.64	0.57	0.77
Zinc	%	3.81	5.20	6.05
Gold	g/tonne	3.19	2.67	2.64
Silver	g/tonne	22.98	22.75	28.40
777 ore mined	tonnes	255,170	275,260	281,890
Copper	%	0.82	2.06	1.72
Zinc	%	3.57	4.00	4.13
Gold	g/tonne	1.97	2.39	1.91
Silver	g/tonne	23.35	29.32	25.73
Stall Concentrator:
Ore milled	tonnes	317,484	361,344	334,601
Copper	%	0.68	0.60	0.76
Zinc	%	4.06	5.53	6.16
Gold	g/tonne	3.19	2.57	2.70
Silver	g/tonne	22.02	23.40	28.72
Copper recovery	%	88.8	85.7	86.6
Zinc recovery	%	88.1	91.1	92.4
Gold recovery	%	55.5	57.5	62.3
Silver recovery	%	55.1	56.2	62.1
Flin Flon Concentrator:
Ore milled	tonnes	329,503	283,386	324,906
Copper	%	0.89	1.88	1.52
Zinc	%	3.65	4.20	4.41
Gold	g/tonne	2.06	2.34	1.99
Silver	g/tonne	23.65	28.01	25.56
Copper recovery	%	84.8	91.3	87.3
Zinc recovery	%	84.8	81.8	84.9
Gold recovery	%	52.9	64.0	58.6
Silver recovery	%	37.5	54.1	50.7
Total contained metal in concentrate
Copper	tonnes	4,416	6,726	6,522
Zinc	tonnes	21,538	27,940	30,303
Gold	ounces	29,628	30,862	327,130
Silver	ounces	217,859	290,959	31,222
Total payable metal sold
Copper	tonnes	5,230	6,093	6,928
Zinc[1]	tonnes	25,361	28,343	27,604
Gold	ounces	32,567	22,420	29,273
Silver	ounces	262,443	172,148	299,266
Combined unit operating cost[2,3]	C$/tonne	148	151	135
Cash cost[3]	$/lb	(3.51)	(1.04)	(1.51)
Sustaining cash cost[3]	$/lb	0.36	1.62	1.16

1 Includes refined zinc metal sold and payable zinc in concentrate sold.

2 Reflects combined mine, mill and G&A costs per tonne of ore milled.
3 Combined unit cost, cash cost and sustaining cash cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

TSX, NYSE - HBM 2021 No. 18

Overall production at the Manitoba business unit in the second quarter was negatively impacted by COVID-19 related absences and interruptions at Hudbay's Snow Lake and Flin Flon operations, a scheduled maintenance shutdown at Lalor and a temporary suspension of Lalor operations from June 19 to June 24 following a tragic fatal incident. The incident occurred during underground mining operations on the evening of June 19, 2021, when a worker employed by a service provider was fatally injured from a fall while working at height. Operations were suspended to allow for a thorough investigation by external authorities and a joint investigation by Hudbay and the service provider. Hudbay is committed to preventing similar occurrences and applying the learnings from this incident across its operations.

Production during the quarter included 21,538 tonnes of zinc, 4,416 tonnes of copper, 29,628 ounces of gold and 217,859 ounces of silver. Production results of all metals were lower than the previous quarter primarily due to the aforementioned production interruptions, lower grades, lower recoveries and ore stockpiling for the New Britannia mill.

Ore mined at the Manitoba operations during the second quarter of 2021 was lower than the first quarter of 2021 due to the factors outlined above. Gold grades were higher compared to the previous quarter, consistent with the life of mine production schedule at Lalor. Copper, zinc and silver grades were lower in part due to remnant mining at 777, which results in higher quarter-over-quarter variation as 777 nears the end of its mine life, and the mining sequence at Lalor. The 777 mine is now within one year of closure, and the focus continues to be mining out the remaining reserves by executing the mine production sequence and completing the necessary ground rehabilitation in order to access old workings and remnant stopes.

Development and underground construction activities continue in the lower part of the Lalor mine to support the start-up and ongoing operation of the New Britannia mill. At the end of the second quarter, approximately 47,000 tonnes of gold ore had been stockpiled as initial feed for the New Britannia mill, an increase of 21,000 tonnes from the end of the first quarter of 2021. The incremental mining activity associated with growing the gold ore stockpile has contributed to elevated combined mine, mill and G&A unit operating costs during the first and second quarters of 2021.

The Stall concentrator processed all available ore during the second quarter of 2021, which was 12% lower than the first quarter of 2021. Stall recoveries during the second quarter of 2021 were higher for copper and lower for zinc and precious metals versus the previous quarter but were consistent with the metallurgical model. Ore processed at the Flin Flon concentrator in the second quarter of 2021 increased by 16% compared to the first quarter as a result of processing available ore stockpiles. Recoveries of copper, gold and silver at the Flin Flon concentrator during the second quarter of 2021 were lower than the previous quarter mostly due to lower head grades from the 777 mine, but were consistent with the metallurgical model.

Combined mine, mill and G&A unit operating costs in the second quarter of 2021 slightly decreased compared to the first quarter of 2021 and remained within the annual guidance range.

Manitoba's cash cost per pound of copper produced, net of by-product credits, for the second quarter of 2021 was negative $3.51, lower than the prior quarter primarily due to higher by-product revenues and lower copper production. Manitoba's sustaining cash cost per pound of copper produced, net of by-product credits, in the second quarter of 2021 was $0.36 compared to $1.62 in the first quarter, primarily due to the reasons listed above.

Full year production of all metals and unit operating costs in Manitoba are on track to achieve the guidance ranges for 2021.

TSX, NYSE - HBM 2021 No. 18

COVID-19 Business Update

The COVID-19 pandemic continues to have a persistent and protracted financial impact on Hudbay's operations as the company continues to maintain strict COVID-19 measures to ensure the safety of its workforce and the communities in which it operates.

Although there has been a notable reduction in the number of new cases of COVID-19 in Canada and Peru along with increased vaccine availability throughout the company's operating regions, Hudbay continues to incur COVID-19 related expenditures beyond levels originally budgeted, including rapid diagnostic test kits, personal protective equipment, temporary accommodation for employees awaiting test results, transportation costs as well as additional cleaning and sanitation expenses related to unscheduled COVID-19 related interruptions at the company's operations. These COVID-related challenges have also had a negative financial impact on the refurbishment of the New Britannia mill and Peru unit costs. The company continues to manage the impact and monitor the risks of the pandemic at each of its locations, and its focus remains on continuing to operate safely and efficiently.

New Britannia Mill Progress and Manitoba Growth Capital Update

Refurbishment activities at the New Britannia gold mill were completed in June 2021 and commissioning and startup activities occurred in July. The mill is expected to achieve first gold production in August, in line with the timelines assumed in the company's production guidance. These timelines are ahead of the original schedule to produce first gold before the end of 2021. Annual gold production from Lalor and the Snow Lake operations is expected to increase to over 180,000 ounces at an average cash cost and sustaining cash cost, net of by-product credits, of $412 and $788 per ounce of gold, respectively, during the first six full years of New Britannia's operation.

The construction of a new copper flotation facility is on track for commissioning and ramp up in the fourth quarter of 2021. The overall project is approximately 95% complete as of the end of July. As noted last quarter, Hudbay has observed COVID-related cost pressures on the project capital estimate at New Britannia and there have been areas of cost escalation with industry cost inflationary pressures as the project nears completion. As a result, the company expects approximately $20 million in additional growth capital to be spent this year at New Britannia. The company also expects an additional $10 million to be spent in 2021 on the advancement of the Stall mill recovery improvement program, early works for the Lalor mine expansion to 5,300 tonnes per day and the impacts of foreign exchange movements. As such, Manitoba's total growth capital guidance in 2021 has increased to $105 million from $75 million.

Exploration Update

Copper World Exploration

Hudbay's 2020 drill program at its Copper World property in Arizona confirmed the discovery of the Broad Top Butte, Copper World, Peach and Elgin deposits, with a combined strike length of over five kilometres and opportunities to discover additional mineralization between the deposits. The program intersected significant volumes of high-grade copper sulphide and oxide mineralization starting, in most cases, near surface or at shallow depth. Drilling at Broad Top Butte included intersections of 440 feet of 1.38% copper and 246 feet of 0.70% copper starting at surface. Drilling at the Peach and Eglin deposits included intersections of 500 feet of 0.82% copper and 300 feet of 0.64% copper, both starting from surface. The mineralization at the Copper World deposits is located closer to surface than at Rosemont and remains open at depth.

The expanded 2021 exploration program at Copper World is well-advanced with 85,000 feet of drilling completed in the first half of the year and four drill rigs currently turning at site. Hudbay expects to publish an update once the majority of assays have been received for the holes drilled during the first half of 2021. The hydrogeological, geotechnical, mineralogical and metallurgical studies are underway. The company is also evaluating several targets identified through geophysical surveys on Hudbay's extensive regional land package. Hudbay continues to expect to complete an initial inferred resource estimate before the end of the year and a preliminary economic assessment in the first half of 2022.

TSX, NYSE - HBM 2021 No. 18

Peru Regional Exploration

Hudbay continues to progress discussions with the community of Uchucarcco on the Maria Reyna and Caballito properties, both of which are located within ten kilometres of Constancia.

At the end of June, the company commenced drilling at the Llaguen copper porphyry target located in northern Peru, near the city of Trujillo and in close proximity to existing infrastructure. The initial confirmatory phase of the drill program consists of 5,000 metres with two drill rigs presently turning at site. Pending positive results from this initial drilling phase, a second phase aimed at defining an initial mineral resource for Llaguen is expected to follow either later this year or in the second quarter of 2022 after the rainy season.

A scouting eight-hole drill program was completed at the Quehuincha North target near Constancia. Copper sulphides and oxides were intercepted but at tenors too low to be of economic merit.

Snow Lake Regional Exploration

The company's regional exploration efforts in the Snow Lake area continue, following on its success from the 2021 winter drill program in the Chisel Basin where the copper-gold rich feeder of the 1901 deposit was discovered and high grade zinc and gold mineralization was confirmed through infill and extension drilling. Hudbay's summer program includes surface mapping and ground geophysics to identify both base metal and gold targets as well as a follow-up limited drill program on a new target identified immediately north of the Lalor mine from a borehole survey completed in February 2021. The results from Hudbay's 2021 drill program in Snow Lake are expected to be incorporated into the annual mineral reserve and resource estimates to be published at the end of March 2022.

18th Annual Sustainability Report

In May 2021, Hudbay released its integrated annual and sustainability report ("Annual Sustainability Report"). The Annual Sustainability Report provides transparency and progress on key accomplishments and initiatives in 2020. The company believes that continuously improving how it manages the social, environmental and economic risks, impacts and opportunities associated with its activities is critical for its long-term success.

  Hudbay's 2020 Annual Sustainability Report disclosures were mapped to the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB) Metals & Mining industry standard and the Task Force on Climate-related Financial Disclosures (TCFD). The company also provides disclosure through the CDP Climate, Water and Forests questionnaires.
  To inform Hudbay's sustainability programs and improve its performance, the company applies and voluntarily supports several international best practice standards, including ISO 14001, ISO 45001, ISO 9001, Towards Sustainable Mining, the Voluntary Principles on Security and Human Rights and International Finance Corporation (IFC) Performance Standards.
  As a member of the Mining Association of Canada, Hudbay implements the Towards Sustainable Mining (TSM) Protocols at all of its operations, with the goal to maintain a score of "A" or higher for all protocols. The implementation of the TSM Tailings protocol and the company's commitment to ensuring that its Tailings Storage Facilities are constructed following the Canadian Dam Safety Guidelines represents substantial alignment to the new Global Tailings Standard released in 2020.

TSX, NYSE - HBM 2021 No. 18

  Over 50% of Hudbay's total energy consumption in 2020 was from renewable sources. All electricity at Hudbay's operations is supplied by third parties via regional grids. Nearly all of the electricity produced in Manitoba is through renewable hydropower and, in Peru, over 50% is from renewable sources.
  The Peru business unit continued its leading safety track record among Peruvian copper mines and was the first mine in Peru to obtain the SafeGuard certification, recognizing full compliance with all COVID-19 safety protocols.
  The Manitoba business unit achieved its annual safety targets and continuous operations in an environment of enhanced COVID-19 safety protocols and controls, while working closely with the local health authorities.
  Hudbay recognizes the opportunity that the mining industry has to positively contribute to the 17 UN Sustainable Development Goals (SDGs) that are a part of the UN's 2030 Agenda for Sustainable Development.

Details of Hudbay's sustainability performance data can be found in the Disclosure Centre on the company's website, which includes updated greenhouse gas emissions data revised in August to incorporate International Energy Agency scope 2 emissions factors.

Collective Bargaining Agreements

Hudbay signed a new collective bargaining agreement with the union at its Peru operations for three years, effective November 10, 2020. The company also reached new three-and-a-half year collective bargaining agreements with four of its six unions in Manitoba, effective July 1, 2021. The company continues its efforts to advance the collective bargaining process with the remaining two unions in Manitoba.

Dividend Declared

A semi-annual dividend of C$0.01 per share was declared on August 9, 2021. The dividend will be paid out on September 24, 2021 to shareholders of record as of September 3, 2021.

TSX, NYSE - HBM 2021 No. 18

Website Links

Hudbay:

www.hudbay.com

Management's Discussion and Analysis:

http://www.hudbayminerals.com/files/doc_financials/2021/Q2/MDA212.pdf

Financial Statements:

http://www.hudbayminerals.com/files/doc_financials/2021/Q2/FS212.pdf

Conference Call and Webcast

Date:	Tuesday, August 10, 2021

Time:	8:30 a.m. ET

Webcast:	http://services.choruscall.ca/links/hudbay20210810.html

Dial in:	1-416-915-3239 or 1-800-319-4610

Qualified Person and NI 43-101

The technical and scientific information in this news release related to the Rosemont project has been approved by Cashel Meagher, P. Geo, Hudbay's Senior Vice President and Chief Operating Officer. The technical and scientific information related to the company's other material mineral projects contained in this news release has been approved by Olivier Tavchandjian, P. Geo, Hudbay's Vice President, Exploration and Geology. Messrs. Meagher and Tavchandjian are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the company's material properties as filed by Hudbay on SEDAR at www.sedar.com.

Non-IFRS Financial Performance Measures

Adjusted net earnings (loss), adjusted net earnings (loss) per share, adjusted EBITDA, net debt, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced and per ounce of gold produced, and combined unit cost are non-IFRS performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

TSX, NYSE - HBM 2021 No. 18

Hudbay believes adjusted net earnings (loss) and adjusted net earnings (loss) per share better reflect the company's performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the company believes these measures are useful to investors in assessing the company's underlying performance. The company provides adjusted EBITDA to help users analyze its results and to provide additional information about the company's ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the company to assess its financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced and per ounce of gold produced are shown because the company believes they help investors and management assess the performance of its current and future operations, including the margin generated by the operations and the company. Combined unit cost is shown because the company believes it helps investors and management assess the cost structure and margins that are not impacted by variability in by-product commodity prices.

The following tables provide detailed reconciliations to the most comparable IFRS measures.

Adjusted Net Earnings (Loss) Reconciliation

	Three Months Ended
(in $ millions)	Jun. 30, 2021	Mar. 31, 2021	Jun. 30, 2020
Profit (loss) for the period	(3.4)	(60.1)	(51.9)
Tax expense (recovery)	18.2	(9.5)	(22.7)
Profit (loss) before tax	14.8	(69.6)	(74.6)
Adjusting items:
Mark-to-market adjustments[1]	10.9	40.8	8.3
Peru inventory (reversal)/write-down	(0.7)	(0.7)	(8.2)
Peru cost of sales direct charge from temporary shutdown	-	-	25.6
Variable consideration adjustment - stream revenue and accretion	-	(1.0)	-
Foreign exchange loss	1.7	1.7	1.8
Write-down of unamortized transaction costs	-	2.5	-
Premium paid on redemption of notes	-	22.9	-
Adjusted earnings (loss) before income taxes	26.7	(3.4)	(47.1)
Tax (expense) recovery	(18.2)	9.5	22.7
Tax impact of adjusting items	(2.3)	(18.9)	(9.9)
Non-cash deferred tax adjustments	(0.8)	(3.3)	(5.4)
Adjusted net earnings (loss)	5.4	(16.1)	(39.7)
Adjusted net earnings (loss) ($/share)	0.02	(0.06)	(0.15)
Basic weighted average number of common shares outstanding (millions)	261.5	261.3	261.3

TSX, NYSE - HBM 2021 No. 18

Adjusted EBITDA Reconciliation

	Three Months Ended
(in $ millions)	Jun. 30, 2021	Mar. 31, 2021	Jun. 30, 2020
Profit (loss) for the period	(3.4)	(60.1)	(51.9)
Add back: Tax expense (recovery)	18.2	(9.5)	(22.7)
Add back: Net finance expense	43.7	108.5	47.8
Add back: Other expenses (income)	1.0	(3.3)	1.3
Add back: Depreciation and amortization[1]	99.3	82.7	80.8
Less: Amortization of deferred revenue and variable consideration adjustment	(17.1)	(15.2)	(13.9)
	141.7	103.1	41.4
Adjusting items (pre-tax):
Peru inventory (reversal) / write-down	(0.7)	(0.7)	(8.2)
Cash portion of Peru cost of sales direct charge from temporary shutdown	-	-	12.4
Share-based compensation expenses[2]	2.2	1.8	3.5
Adjusted EBITDA	143.2	104.2	49.1

1 Includes the non-cash portion of the Peru cost of sales direct charge from the temporary shutdown of $13.2 million for the three months ended June 30, 2020.

2 Share-based compensation expenses reflected in cost of sales and selling and administrative expenses.

Net Debt Reconciliation

(in $ thousands)
	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020
Total long-term debt	1,181,195	1,180.798	1,135,675
Cash and cash equivalents	(294,287)	(310,564)	(439,135)
Net debt	886,908	870,234	696,540

TSX, NYSE - HBM 2021 No. 18

Cash Cost Reconciliation

Consolidated	Three Months Ended
Net pounds of copper produced
(in thousands)	Jun. 30, 2021	Mar. 31, 2021	Jun. 30, 2020
Peru	42,015	39,302	25,361
Manitoba	9,736	14,828	14,379
Net pounds of copper produced	51,751	54,130	39,740

Consolidated	Three Months Ended
	Jun. 30, 2021		Mar. 31, 2021		Jun. 30, 2020
Cash cost per pound of copper produced	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1
Cash cost, before by-product credits	218,899	4.23	209,866	3.88	141,374	4.05
By-product credits	(175,470)	(3.39)	(153,515)	(2.84)	(129,939)	(3.11)
Cash cost, net of by-product credits	43,429	0.84	56,351	0.94	99,781	0.94

Consolidated	Three Months Ended
	Jun. 30, 2021		Mar. 31, 2021		Jun. 30, 2020
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Zinc	77,707	1.50	82,315	1.52	60,094	1.51
Gold [3]	68,880	1.33	45,134	0.83	54,163	1.56
Silver [3]	15,443	0.30	15,135	0.28	13,108	0.33
Molybdenum & other	13,440	0.26	10,931	0.20	2,574	0.06
Total by-product credits	175,470	3.39	153,515	2.84	129,939	3.27
Reconciliation to IFRS:
Cash cost, net of by-product credits	43,429		56,351		11,435
By-product credits	175,470		153,515		129,939
Treatment and refining charges	(15,243)		(11,936)		(11,464)
Share-based compensation expense	274		184		284
Inventory adjustments	(723)		(723)		(8,155)
Change in product inventory	15,260		(22,864)		4,000
Royalties	4,288		3,903		2,363
Overhead costs related to suspension of activities (cash) - Peru	-		-		12,358
Depreciation and amortization[4]	99,305		82,682		80,807
Cost of sales[5]	322,060		261,112		221,587

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three months ended March 31, 2021 the variable consideration adjustments amounted to net income of $1,617.

TSX, NYSE - HBM 2021 No. 18

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

Peru	Three Months Ended
(in thousands)	Jun. 30, 2021	Mar. 31, 2021	Jun. 30, 2020
Net pounds of copper produced[1]	42,015	39,302	25, 361

1 Contained copper in concentrate.

Peru	Three Months Ended
	Q2 2021		Q1 2021		Q2 2020
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	26,133	0.62	21,539	0.55	7,595	0.30
Milling	40,286	0.96	43,320	1.10	18,703	0.74
G&A	16,910	0.40	14,420	0.37	7,493	0.30
Onsite costs	83,329	1.98	79,279	2.02	33,791	1.33
Treatment & refining	9,824	0.23	6,614	0.17	5,165	0.20
Freight & other	11,555	0.29	8,688	0.22	4,817	0.19
Cash cost, before by-product credits	104,708	2.50	94,581	2.41	43,773	1.73
By-product credits	(27,137)	(0.65)	(22,864)	(0.58)	(10,575)	(0.42)
Cash cost, net of by-product credits	77,571	1.85	71,717	1.82	33,198	1.31

Peru	Three Months Ended
	Jun. 30, 2021		Mar. 31, 2021		Jun. 30, 2020
Supplementary cash cost information	$000s	$/lb	$000s	$/lb	$000s	$/lb
By-product credits[2]:
Gold[3]	8,835	0.21	4,155	0.11	2,129	0.08
Silver[3]	7,466	0.18	9,337	0.24	6,827	0.27
Molybdenum	10,836	0.26	9,372	0.24	1,619	0.06
Total by-product credits	27,137	0.65	22,864	0.58	10,575	0.42
Reconciliation to IFRS:
Cash cost, net of by-product credits	77,571		71,717		33,198
By-product credits	27,137		22,864		10,575
Treatment and refining charges	(9,824)		(6,614)		(5,165)
Inventory adjustments	(723)		(723)		(8,155)
Share-based compensation expenses	52		19		49
Change in product inventory	4,465		(10,575)		(1,916)
Royalties	578		1,165		578
Overhead costs related to suspension of activities (cash)	-		-		12,358
Depreciation and amortization[4]	52,710		40,435		33,152
Cost of sales[5]	151,966		118,288		74,674

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

TSX, NYSE - HBM 2021 No. 18

5 As per IFRS financial statements.

Manitoba	Three Months Ended
(in thousands)	Jun. 30, 2021	Mar. 31, 2021	Jun. 30, 2020
Net pounds of copper produced[1]	9,736	14,828	14,379

1 Contained copper in concentrate.

Manitoba	Three Months Ended
	Jun. 30, 2021		Mar. 31, 2021		Jun. 30, 2020
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	54,714	5.62	54,420	3.67	44,820	3.12
Milling	13,655	1.40	12,662	0.85	11,466	0.80
Refining (Zinc)	17,908	1.84	19,607	1.32	16,617	1.16
G&A	14,749	1.51	15,787	1.06	11,042	0.77
Onsite costs	101,026	10.38	102,476	6.91	83,945	5.85
Treatment & refining	5,419	0.56	5,322	0.36	6,299	0.44
Freight & other	7,746	0.80	7,487	0.50	7,357	0.51
Cash cost, before by-product credits	114,191	11.73	115,285	7.77	97,601	6.80
By-product credits	(148,333)	(15.24)	(130,651)	(8.81)	(119,364)	(8.31)
Cash cost, net of by-product credits	(34,142)	(3.51)	(15,366)	(1.04)	(21,763)	(1.51)

Manitoba	Three Months Ended
	Jun. 30, 2021		Mar. 31, 2021		Jun. 30, 2020
Supplementary cash cost information	$000s	$/lb	$000s	$/lb	$000s	$/lb
By-product credits[2]:
Zinc	77,707	7.98	82,315	5.55	60,094	4.18
Gold[3]	60,045	6.17	40,979	2.76	52,034	3.62
Silver[3]	7,977	0.82	5,798	0.39	6,281	0.44
Other	2,604	0.27	1,559	0.11	955	0.07
Total by-product credits	148,333	15.24	130,651	8.81	119,364	8.31
Reconciliation to IFRS:
Cash cost, net of by-product credits	(34,142)		(15,366)		(21,763)
By-product credits	148,333		130,651		119,364
Treatment and refining charges	(5,419)		(5,322)		(6,299)
Share-based compensation expenses	222		165		235
Change in product inventory	10,795		(12,289)		5,916
Royalties	3,710		2,738		1,785
Depreciation and amortization[4]	46,595		42,247		47,655
Cost of sales[5]	170,094		142,824		146,893

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

TSX, NYSE - HBM 2021 No. 18

Sustaining and All-in Sustaining Cash Cost Reconciliation

Consolidated	Three Months Ended
	Jun. 30, 2021		Mar. 31, 2021		Jun. 30, 2020
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	43,429	0.84	56,351	1.04	11,435	0.29
Cash sustaining capital expenditures	68,803	1.33	56,456	1.04	49,467	1.24
Royalties	4,288	0.08	3,903	0.07	2,363	0.06
Sustaining cash cost, net of by-product credits	116,520	2.25	116,710	2.16	63,265	1.59
Corporate selling and administrative expenses & regional costs	10,995	0.22	10,765	0.20	11,608	0.29
Accretion and amortization of decommissioning and community agreements[1]	705	0.01	579	0.01	1,049	0.03
All-in sustaining cash cost, net of by-product credits	128,220	2.48	128,054	2.37	75,922	1.91
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	96,090		82,378		31,719
Capitalized stripping net additions	22,506		18,625		18,969
Decommissioning and restoration obligation net additions	11,039		(64,504)		16,690
Total accrued capital additions	129,635		36,499		67,378
Less other non-sustaining capital costs[2]	63,694		2,655		33,527
Total sustaining capital costs	65,941		33,844		33,851
Right of use leased assets	(9,101)		(1,321)		(4,716)
Capitalized lease cash payments - operating sites	8,331		9,188		7,609
Community agreement cash payments	108		235		546
Accretion and amortization of decommissioning and restoration obligations	3,524		14,510		12,177
Cash sustaining capital expenditures	68,803		56,456		49,467

Peru	Three Months Ended
	Jun. 30, 2021		Mar. 31, 2021		Jun. 30, 2020
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	77,571	1.85	71,717	1.82	33,198	1.31
Cash sustaining capital expenditures	34,898	0.83	19,802	0.50	12,855	0.51
Royalties	578	0.01	1,165	0.03	578	0.02
Sustaining cash cost per pound of copper produced	113,047	2.69	92,684	2.36	46,631	1.84

TSX, NYSE - HBM 2021 No. 18

Manitoba	Three Months Ended
	Jun. 30, 2021		Mar. 31, 2021		Jun. 30, 2020
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	(34,142)	(3.51)	(15,366)	(1.04)	(21,763)	(1.51)
Cash sustaining capital expenditures	33,905	3.49	36,654	2.47	36,612	2.55
Royalties	3,710	0.38	2,738	0.18	1,785	0.12
Sustaining cash cost per pound of copper produced	3,473	0.36	24,026	1.62	16,634	1.16

Combined Unit Cost Reconciliation

Peru	Three Months Ended
(in thousands except ore tonnes milled and unit cost per tonne)
Combined unit cost per tonne processed	Jun. 30, 2021	Mar. 31, 2021	Jun. 30, 2020
Mining	26,133	21,539	7,595
Milling	40,286	43,320	18,703
G&A [1]	16,910	14,420	7,493
Other G&A [2]	52	19	49
Unit cost	83,381	79,298	33,840
Tonnes ore milled	7,413	6,363	4,355
Combined unit cost per tonne	11.25	12.46	7.77
Reconciliation to IFRS:
Unit cost	83,381	79,298	33,840
Freight & other	11,555	8,688	4,817
Other G&A	(52)	(19)	(49)
Share-based compensation expenses	52	19	49
Inventory adjustments	(723)	(723)	(8,155)
Change in product inventory	4,465	(10,575)	(1,916)
Royalties	578	1,165	578
Overhead costs related to suspension of activities (cash)	-	-	12,358
Depreciation and amortization	52,710	40,435	33,152
Cost of sales[3]	151,966	118,288	74,674

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

3 As per IFRS financial statements.

TSX, NYSE - HBM 2021 No. 18

Manitoba	Three Months Ended
(in thousands except tonnes ore milled and unit cost per tonne)
Combined unit cost per tonne processed	Jun. 30, 2021	Mar. 31, 2021	Jun. 30, 2020
Mining	54,714	54,420	44,820
Milling	13,655	12,662	11,466
G&A [1]	14,749	15,787	11,042
Less: G&A allocated to zinc metal production	(3,724)	(3,818)	(3,264)
Less: Other G&A related to profit sharing costs	(1,274)	(2,179)	-
Unit cost	78,120	76,872	64,064
USD/CAD implicit exchange rate	1.23	1.27	1.39
Unit cost - C$	95,927	97,341	88,753
Tonnes ore milled	646,987	644,730	659,507
Combined unit cost per tonne - C$	148	151	135
Reconciliation to IFRS:
Unit cost	78,120	76,872	64,064
Freight & other	7,746	7,487	7,357
Refined (zinc)	17,908	19,607	16,617
G&A allocated to zinc metal production	3,724	3,818	3,264
Other G&A related to profit sharing	1,274	2,179	-
Share-based compensation expenses	222	165	235
Change in product inventory	10,795	(12,289)	5,916
Royalties	3,710	2,738	1,785
Depreciation and amortization	46,595	42,247	47,655
Cost of sales[2]	170,094	142,824	146,893

1 G&A as per cash cost reconciliation above.

2 As per IFRS financial statements.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance and potential revisions to such guidance, anticipated production at Hudbay's mines and processing facilities, expectations regarding the impact of the COVID-19 pandemic on operations, financial condition and prospects, and the company's ability to effectively engage with local communities in Peru and other stakeholders, the anticipated timing, cost and benefits of developing the Rosemont project and the outcome of litigation challenging Rosemont's permits, expectations regarding the Copper World exploration program, expectations regarding the Lalor gold strategy, including the refurbishment, commissioning and ramp-up of the New Britannia mill and the expectations regarding the mine plan for the 1901 deposit, increasing the mining rate at Lalor and optimizing the Stall and New Britannia mills, the possibility of converting inferred mineral resource estimates to higher confidence categories, the potential and Hudbay's anticipated plans for advancing the mining of its properties surrounding Constancia and elsewhere in Peru, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company's financial performance to metals prices, events that may affect its operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

TSX, NYSE - HBM 2021 No. 18

The material factors or assumptions that Hudbay has identified and applied in drawing conclusions or making forecasts or projections are set out in the forward-looking information include, but are not limited to:

  Hudbay's ability to continue to operate safely and at full capacity during the COVID-19 pandemic;
  the availability, global supply and effectiveness of COVID-19 vaccines, the effective distribution of such vaccines in the countries in which the company operates, the lessening of restrictions related to COVID-19, and the anticipated rate and timing for each of the foregoing;
  the ability to achieve production and unit cost guidance;
  no significant interruptions to operations or significant delays to the company's development projects in Manitoba and Peru due to the COVID-19 pandemic;
  the availability of spending reductions and liquidity options;
  the successful completion of the New Britannia project on budget and on schedule;
  the successful outcome of the Rosemont litigation;
  the successful renegotiation of collective agreements with the labour unions that represent certain of Hudbay's employees in Manitoba;
  the success of mining, processing, exploration and development activities;
  the scheduled maintenance and availability of Hudbay's processing facilities;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals the company produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  the execution of business and growth strategies, including the success of the company's strategic investments and initiatives;
  the availability of additional financing, if needed;
  the ability to complete project targets on time and on budget and other events that may affect Hudbay's ability to develop its projects;
  the timing and receipt of various regulatory and governmental approvals;
  the availability of personnel for exploration, development and operational projects and ongoing employee relations;
  maintaining good relations with the labour unions that represent certain of Hudbay's employees in Manitoba and Peru;
  maintaining good relations with the communities in which Hudbay operates, including the neighbouring Indigenous communities and local governments;
  no significant unanticipated challenges with stakeholders at various projects;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

TSX, NYSE - HBM 2021 No. 18

  no contests over title to the company's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of Hudbay's unpatented mining claims;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks associated with the COVID-19 pandemic and its effect on the company's operations, financial condition, projects and prospects, the possibility of a global recession arising from the COVID-19 pandemic and attempts to control it, the change in government in Peru, future uncertainty with respect to the Peruvian mining tax regime, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay's projects, risks related to the U.S. district court's recent decisions to set aside the U.S. Forest Service's FROD and the Biological Opinion for Rosemont and related appeals and other legal challenges, risks related to the new Lalor mine plan, including the schedule for the refurbishment, commissioning and ramp-up of the New Britannia mill and the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the Company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay's reserves, volatile financial markets that may affect its ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company's ability to comply with its pension and other post-retirement obligations, the company's ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Financial Risk Management" in the company's Management's Discussion and Analysis dated August 9, 2021 and under the heading "Risk Factors" in Hudbay's most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

TSX, NYSE - HBM 2021 No. 18

About Hudbay

Hudbay (TSX, NYSE: HBM) is a diversified mining company primarily producing copper concentrate (containing copper, gold and silver) and zinc metal. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company's growth strategy is focused on the exploration, development, operation and optimization of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay's vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay's mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

For further information, please contact:

Candace Brûlé

Director, Investor Relations

(416) 814-4387

_____________________________________
iAdjusted net loss; adjusted net loss per share; adjusted EBITDA; cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced and per ounce of gold produced, net of by-product credits; unit operating costs; and net debt are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.